SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Plan’s fiscal year ended March 31, 2001

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Minntech Corporation 14605 - 28th Avenue North Minneapolis, Minnesota 55447

Minntech Corporation
Profit Sharing and Retirement Plan and Trust
Index to Financial Statements

Financial Statements:

Report of Independent Accountants

Statement of Net Assets Available for Benefits as of March 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2001

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of March 31, 2001

Exhibits:

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator
of the Minntech Corporation
Profit Sharing and Retirement Plan and Trust:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) at March 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic 2001 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
September 7, 2001

Minntech Corporation
Profit Sharing and Retirement Plan and Trust
Statement of Net Assets Available for Benefits
As of March 31, 2001 and 2000

	2001	2000
Assets:
Investments	$10,610,549	$12,709,213

Receivables:
Employer contribution	143,657	617,835
Participant contribution	40,306	33,026
Other	7,766

Total receivables	191,729	650,861

Liabilities:
Other liabilities	982	4,097

Net assets available for benefits	$10,801,296	$13,355,977

The accompanying notes are an integral part of the financial statements.

Minntech Corporation
Profit Sharing and Retirement Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended March 31, 2001

Investment income (loss):
Interest/dividend income	$809,791
Net depreciation in the fair value of investments	(3,385,236)

Total investment income (loss)	(2,575,445)

Contributions:
Employee contributions	1,075,904
Employer profit sharing contribution	127,805
Employer matching contribution	387,140
Rollover deposits from other plans	24,342

Total contributions	1,615,191

Deductions:
Benefits paid to participants	(1,556,464)
Administrative expenses	(37,963)

Total deductions	(1,594,427)

Net decrease	(2,554,681)
Net assets available for benefits:
Beginning of year	13,355,977

End of year	$10,801,296

The accompanying notes are an integral part of the financial statements.

Minntech Corporation
Profit Sharing and Retirement Plan and Trust
Notes to Financial Statements

1.          Description of the Plan

The following description of the Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a contributory defined contribution plan covering all eligible Minntech Corporation (the Company) employees.  Employees are eligible to participate in the Plan after the employee has completed 1,000 or more hours of service during 12 consecutive months.  Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee’s coverage under the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration
Minntech Corporation (the Company or Plan Administrator) administers the Plan and The Chicago Trust Company is the trustee of the Plan (Trustee).

Contributions
Eligible participants may contribute 1% to 10% of pre-tax annual compensation, as defined by the Plan.  The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollover deposits).

Additional amounts may be contributed by the Company to the Plan each year based upon the financial performance of the Company at the option of the Company’s Board of Directors.  The Company is not required to make a discretionary contribution in any Plan year.  Contributions are subject to certain limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant compensation (earnings) or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.  Vesting in Company discretionary contributions plus actual earnings thereon is based upon years of continuous service.  A participant vests twenty percent after one year with an additional twenty percent vesting for each additional year of service.  A participant is fully vested after five years of service or upon retirement at age sixty-five or upon death or disability.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 5% increments in various investment options, including mutual funds and shares of the Company’s common stock.  Participants may change their investment options at any time.

Participant Loans
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are collateralized by the vested balance in the participants’ accounts and bear interest at the prime interest rate.  Principal and interest is paid ratably through monthly payroll deductions.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  Interest rates on the loans range from 4.3% to 8.0% at March 31, 2001 with maturities on various dates through December 10, 2010.

Payment of Benefits
Upon termination of service, a participant elects to receive either a lump-sum amount equal to the value of the participant’s vested balance in his or her account, or annual or more frequent installments of as nearly equal amounts as may be conveniently determined, but in no event less than the minimum distribution required under Internal Revenue Code (IRC) Section 401(a)(9).

Forfeited Accounts
Upon termination of service, any non-vested portion of the participants’ account balance will be forfeited.  Forfeitures of terminated participants are allocated first to restore any forfeitures of re-employed participants and then are allocated to the accounts of eligible participants based upon the ratio of the individual participant’s compensation for the Plan year over the compensation of all eligible participants for the Plan year.  At March 31, 2001, unallocated forfeited accounts totaled $144,391.

2.          Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at estimated fair value consisting of outstanding principal and any related accrued interest.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain administrative expenses are paid by the Plan.  Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Plan Termination
Although it has no intentions to do so, the Company may elect to terminate the Plan at any time, by action of its Board of Directors.  In the event the Company elects to terminate the Plan, all participant account balances become fully vested and assets will be distributed in accordance with the Plan document.

3.          Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at March 31, 2001 and 2000 are summarized as follows:
	2001	2000

Baron Assets Fund		$1,383,291
Brandywine Fund		1,281,152
Fidelity Magellan Fund	$1,424,345	1,948,022
Invesco Retirement Stable Value Fund		821,494
Janus Worldwide Fund	1,664,823	2,830,815
Vanguard Index Trust 500 Portfolio	1,582,037	2,107,124
Safety of Principal	961,863
Chicago Trust Balanced Fund	560,354
Montag Growth "N" Fund	910,515
Vevedus Aggressive Growth Fund	1,498,534

During the year ended March 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
Mutual funds	$(3,436,070)
Common stock	50,834

$(3,385,236)

4.          Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated November 30, 1993, indicating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.          Related Party and Party-in-Interest Transactions

The Trustee is authorized under ERISA to invest securities under their control.  For the year ended March 31, 2001, total purchases and sales for party-in-interest transactions by the Trustee were $7,077,924 and $2,315,288, respectively.  In addition, Plan investments include shares of the Company’s common stock.  The Company is the holding company of the Plan sponsor and therefore, these investment transactions qualify as party-in-interest.  Purchases and sales of Minntech Corporation common stock for the year ended March 31, 2001 amounted to $371,382 and $62,222, respectively.  As of March 31, 2001 and 2000, the Plan held 62,649 and 36,025 shares of the Company’s common stock with a fair value of $359,995 and $271,535, respectively.

6.          Subsequent Event

On September 7, 2001, Minntech Corporation, the Plan’s Administrator, announced that it was acquired by Cantel Medical Corporation.  Pursuant to the terms of the merger agreement, shareholders received $6.25 in cash and .2216 shares of Cantel common stock for each share of Minntech Corporation common stock.  The Company is currently reviewing future alternatives for the current benefit plan.

Minntech Corporation
Profit Sharing and Retirement Plan and Trust
Schedule of Assets (Held at End of Year)
As of March 31, 2001

	(b)	(c)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

*	The Chicago Trust Company	Safety of Principal, 900,385 shares		$961,863
		Chicago Trust Balanced Fund, 48,306 shares		560,354
		Montag Growth "N" Fund, 38,745 shares		910,515
		Vevedus Aggressive Growth Fund, 79,204 shares		1,498,534
		Liquidity Fund, 71,237 shares		71,237

	Heartland Advisors, Inc.	Heartland Value Fund, 6,490 shares		223,399

	Fidelity Investments	Magellan Fund, 13,630 shares		1,424,345

	Janus International Holding Company	Janus Worldwide Fund, 35,347 shares		1,664,823

	Hotchkis & Wiley	Hotchkis & Wiley International Fund, 20,510 shares		464,959

	The Vanguard Group	Vanguard Index Trust 500 Fund, 14,916 shares		1,582,037

		Vanguard GNMA Fund, 18,164 shares		187,992

	Value Line	Value Line Aggressive Income Fund, 47,773 shares		242,685

*	Minntech Corporation	Common stock, 62,649 shares		359,995
	Participant Loans	Participant loans receivable, interest at 4.3% to 8.0%, maturing at various dates through December 10, 2010		457,811

		Total investments		$10,610,549

*	Party-in-interest.
**	Information is not required for participant directed amounts.